MAINSTAY VP FUNDS TRUST

51 MADISON AVENUE

NEW YORK, NEW YORK 10010

July 14, 2022

VIA EDGAR

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	MainStay VP Funds Trust (File Nos. 002-86082 and 811-03833-01) (the “Registrant”)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “1933 Act”), the Registrant, on behalf of its series: MainStay VP Defensive ETF Allocation Portfolio, MainStay VP Conservative ETF Allocation Portfolio, MainStay VP Moderate ETF Allocation Portfolio, MainStay VP Moderate Growth ETF Allocation Portfolio, MainStay VP Growth ETF Allocation Portfolio (collectively, the “MainStay VP ETF Asset Allocation Portfolios”), hereby respectfully requests withdrawal of Post-Effective Amendment No. 112 (“PEA No. 112”), which was filed with the Securities and Exchange Commission (the “Commission”) via EDGAR (Accession No. 0001104659-20-043592) on April 6, 2020, pursuant to paragraph (a)(2) of Rule 485 under the 1933 Act. The automatic effectiveness of PEA No. 112 has been delayed pursuant to subsequent 485BXT filings with the Commission via EDGAR, the most recent of which was filed on July 1, 2022 (Accession No. 0001741773-22-002308) (each, a “BXT Filing” and together with PEA No. 112, the “Filings”) and scheduled to become effective on July 31, 2022. The Trust also respectfully requests the withdrawal of each BXT Filing.

The withdrawal of the Filings is requested because the Registrant has determined not to move forward with the offering of such Fund at this time.

No securities were sold in connection with this offering.

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Please contact the undersigned at 201-744-3598 should you have any questions regarding this matter. In the undersigned’s absence, please contact Thomas Humbert at 201-685-6221.

Sincerely,

/s/ Brian J. McGrady

Brian J. McGrady
Assistant Secretary